UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 001-7062
CUSIP Number:  756125 10 0

NOTIFICATION OF LATE FILING

(Check One):                                ☒  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☐  Form 10-Q

☐  Form 10-D    ☐  Form N-SAR    ☐  Form N-CSR

For Period Ended:                                            January 31, 2008

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:  _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  ___________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant:    InnSuites Hospitality Trust

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):    1615 E. Northern Ave., Suite 102

City, State and Zip Code:    Phoenix, Arizona 85020

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Annual Report on Form 10-K for the year ended January 31, 2008 by 5:30 PM, Eastern Time, on April 30, 2008, which is a due date for such report, without unreasonable expense and effort.  The delay is principally due to management’s continuing analysis of certain current and historical expense accruals that could not be completed prior to the deadline for filing the Form 10-K.  The Registrant is filing this Form 12b-25 to ensure that its Form 10-K does not constitute a late filing and will file its Annual Report on Form 10-K within the 15-day relief period provided by Rule 12b-25.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Catherine L. Miller                       (216)                       566-5635
(Name)                   (Area Code)    (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒  Yes    ☐  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes    ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

InnSuites Hospitality Trust
 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 30, 2008	By: /s/ Anthony B. Waters Chief Financial Officer